ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”) is made and entered into this 29th day of January, 2008 by and between Temps, Inc., a Missouri corporation (“Buyer”) and TeamStaff Rx, Inc. (“TeamStaff Rx”), a Texas corporation and a wholly-owned subsidiary of TeamStaff, Inc., a New Jersey corporation (“TeamStaff”) which includes the Nursing Innovations division (“Nursing Innovations”) of TeamStaff Rx, Inc. TeamStaff Rx and TeamStaff are sometimes individually and collectively referred to herein as “Seller”.

Recitals

A. Seller owns and operates a per diem nurse staffing business under the trade name “Nursing Innovations” located at 6555 Quince Road, Suite 303, Memphis, Tennessee 38119 (the “Location”) which is operated under the trade name “Nursing Innovations” (the “Business”).

B. Buyer intends to buy, and Seller intends to sell, certain assets of Seller which are hereinafter described upon the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the above recitals, which are incorporated herein, the terms and conditions hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Purchased Assets; Assumption of Liabilities.

1.1 Purchased Assets. Subject to the terms and conditions of this Agreement, on the Closing Date (as defined in Section 3.1 hereof), Seller shall sell to Buyer, and Buyer shall purchase from Seller, all assets used by Seller in the operation of the Business including, but not limited to, those assets described on Exhibit A attached hereto and incorporated herein (“Purchased Assets”). The Purchased Assets shall include Seller’s accounts receivables as of Closing (“Accounts Receivables”). All of the Purchased Assets shall be sold with good title, free and clear of any and all security interests, liens, restrictions, pledges, claims, encumbrances and charges of any kind (collectively “Encumbrances”).

1.2 Liabilities Not Assumed. Buyer shall not assume and Seller shall pay and discharge any and all debts, obligations and/or liabilities of Seller. Without limiting the foregoing, it is expressly acknowledged that Buyer is not assuming (i) any equipment leases of Seller other than the copier lease at the Location as specified on Exhibit A which shall be assumed by Buyer; (ii) the lease for the Location; (iii) any employee contracts; and (iv) any income, sales and/or unemployment tax liabilities of Seller, and Seller shall remain liable therefore.

2.	Purchase Price; Payment; Prorations; Allocations.

2.1 Purchase Price; Payment. The consideration to be paid by Buyer to Seller for the Purchased Assets will be, subject to any prorations and adjustments as provided herein, One Hundred Ninety Thousand Dollars ($190,000) plus an amount equal to Seller’s Accounts Receivables that Seller is selling to Buyer hereunder, provided the purchase price shall not exceed Four Hundred Fifty Thousand Dollars ($450,000.00) (the “Asset Purchase Price”).

2.2 Prorations/Adjustments. All taxes and assessments of whatever nature which are past due or have become due upon any of the Purchased Assets on or before the Closing Date will be paid by Seller, together with any penalty or interest thereon. All current taxes, assessments and contract obligations of whatever nature upon any of the Purchased Assets will be prorated and adjusted between Buyer and Seller as of the Closing, with the Closing Date being the responsibility of Buyer. In addition, the parties will prepare a schedule to account for all adjustments to the Asset Purchase Price to be reflected at Closing and taking into consideration the time in which Closing will be effective as provided in Section 3.1 below.

2.3 Allocation. Buyer and Seller shall mutually agree as to the allocation of the Asset Purchase Price. Each of the parties agree to complete and file all applicable forms as may be required with respect to the foregoing allocation, including Form 8594 to be filed with the Internal Revenue Service.

3.	Closing.

3.1 Closing Date. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) will occur at the Location on January 31, 2008 at 10 a.m., or at such other place, date and time as may be mutually agreed to by the parties (the “Closing Date”). Notwithstanding the foregoing, the Closing shall be effective as of 11:59 p.m. Central Standard Time (“CST”) on January 26, 2008.

3.2 Actions to be Taken at the Closing. At the Closing, provided all of the conditions precedent have been satisfied or waived, the parties shall take the following actions and deliver the following documents:

(a) Seller shall each execute and deliver to Buyer a Warranty Bill of Sale and Assignment, in form acceptable to Buyer, transferring to Buyer good title in and to the Purchased Assets, free and clear of all Encumbrances. Seller shall also execute an Assignment of Trademarks in the form acceptable to Buyer.

(b) Seller shall each execute and deliver to Buyer such other documents, including further instruments of sale, transfer and assignment transferring, assigning and conveying the Purchased Assets as shall be reasonably requested by Buyer to evidence the transfer of all of the Purchased Assets to Buyer and to vest in the Buyer good, marketable, indefeasible title to the Purchased Assets, free and clear of all Encumbrances.

(c) Seller will each deliver to Buyer possession of the Purchased Assets with the Purchased Assets being in the condition required by Section 4.3(b) hereof.

(d) Subject to adjustments and prorations specified above, and subject to Buyer withholding $90,000 of the Asset Purchase Price in escrow as provided in Section 4.3(k) below, Buyer shall pay the sum of $190,000 plus Accounts Receivables outstanding on the Closing Date to Seller by wire transfer.

(e) Seller will deliver to Buyer certified copies of the corporate resolutions of Seller’s directors authorizing the transactions contemplated by this Agreement and shall deliver a certificate of good standing for Seller dated within 10 days of Closing.

(f) Seller will deliver to Buyer the written opinion of Seller’s counsel, in form mutually agreeable to Buyer’s counsel regarding Seller’s ability, power and authority to enter into this Agreement and consummate the transactions contemplated hereby.

(g) Seller shall perform all other obligations and take all steps and actions which are required to be performed by Seller under this Agreement before, on or at the Closing. Seller shall deliver a certificate in form acceptable to Buyer signed by the President and Chief Executive Officer of Seller recertifying to Seller’s representations and warranties as of the Closing.

(h) The parties will enter into that sublease of the Location Lease (as defined below in Section 5.1(h)) as described in Section 5.1(h) below.

(i) The Parties will take such other actions and will execute and deliver such other instruments, documents, agreements and certificates as are required by the terms of this Agreement and any other agreement or instrument executed by Seller pursuant to or in connection with this Agreement (each, a “Related Agreement”) or as may be reasonably requested by Buyer or Seller, as the case may be, in connection with the consummation of the transactions contemplated herein.

4.	Representations; Warranties; Covenants.

4.1 TeamStaff Rx’s and TeamStaff’s Representations. At all times from the date of this Agreement through and including the Closing Date, Seller covenants, represents and warrants to Buyer as follows:

(a) Organization and Good Standing. TeamStaff Rx is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and is duly authorized and qualified to do business under all applicable laws, regulations, ordinances and orders of public authorities to own its properties and to carry on its business in the places and in the manner as now conducted. TeamStaff is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey and is duly authorized and qualified to do business under all applicable laws, regulations, ordinances and orders of public authorities to own its properties and to carry on its business in the places and in the manner as now conducted.

(b) Corporate Power and Authority; Authorization; Binding Effect. TeamStaff Rx and TeamStaff each have all necessary corporate power and authority, and each has taken all corporate action necessary, to authorize the execution and delivery of this Agreement and the instruments to be executed and delivered pursuant hereto and to consummate the transactions contemplated hereby. This Agreement is the legal, valid and binding agreement of TeamStaff Rx and TeamStaff enforceable in accordance with the terms hereof.

(c) Trade Name. Seller has operated the Business under the “Nursing Innovations” name since November 14, 2004 and no claims of infringement or demands to have Seller cease and desist the use of said names have been made with respect thereto. TeamStaff is the owner of the “Nursing Innovations” registered trademark with the United States Patent and Trademark Office and no claims of infringement or demands to have TeamStaff cease and desist the use of said registered mark have been made with respect thereto

(d) Shareholders. TeamStaff is the sole shareholder of TeamStaff Rx.

(e) Company Location. Seller operates the Business out of the Location and no other location.

(f) No Violation. The execution and delivery of this Agreement and the documents executed in connection herewith, and the consummation of the transactions contemplated hereby or thereby, do not and will not result in a violation of or conflict with (a) the Articles of Incorporation or By-Laws of TeamStaff Rx or TeamStaff, (b) any agreement or commitment to which TeamStaff Rx or TeamStaff is bound, (c) any judgment, decree, order, regulation or rule of any court or governmental authority, or any statute or law applicable to TeamStaff Rx or TeamStaff.

(g) Ownership of Purchased Assets. Seller is the owner of all of the Purchased Assets and said Purchased Assets will be transferred to Buyer free and clear from all Encumbrances. Exhibit A sets forth an accurate and complete list of all assets used by Seller in the operation of the Business. TeamStaff is the owner of the “Nursing Innovations” registered trademark and the “NI” registered trademark and such assets will be transferred to Buyer free and clear from all Encumbrances.

(h) Consents. Seller will obtain all required consents of any third party with respect to the transfer of the Purchased Assets to Buyer.

(i) Condition of Purchased Assets. All equipment being purchased (as well as the equipment which is the subject of that certain equipment lease being assumed by Buyer) as part of the Purchased Assets are in good operating condition and repair and shall be in as good a state of repair at Closing as such equipment is as of the execution of this Agreement.

(j) Actions and Proceedings. (i) There is no person holding any claim of any nature against TeamStaff Rx or TeamStaff arising out of or in connection with the operation of the Business or the ownership of any of the Purchased Assets, (ii) No dispute exists which adversely affects, or may adversely affect, any of the Purchased Assets, or the Business, (iii) neither TeamStaff Rx nor TeamStaff has been, or is subject to, any past, pending or, to the knowledge of TeamStaff Rx or TeamStaff, threatened litigation, proceeding or administrative investigation with respect to the Business or the Purchased Assets, (iv) to the knowledge of TeamStaff Rx or TeamStaff, neither TeamStaff Rx nor TeamStaff has violated any federal, state or local law, statute, ordinance, rule, regulation, order or decree with respect to the Purchased Assets or the operation of the Business, and neither TeamStaff Rx nor TeamStaff has received any notice of any violation of any federal, state or local law, statute, ordinance, rule, regulation, order or decree with respect to the Purchased Assets or the operation of the Business.

(k) Licenses and Permits. Seller has all required licenses and permits necessary to conduct the Business. Seller has filed all registrations, reports and other documents required by local, state and federal authorities and regulating bodies in connection with the Business.

(l) Customer Contracts. Seller has delivered to Buyer a copy of each written instrument existing with respect to the contracts Seller has with its customers listed in Exhibit 1-A (“Customer Contracts”). With respect to each Customer Contract, (i) there are no amendments to any such Customer Contract except as provided to Buyer in writing, (ii) each Customer Contract is in full force and valid and enforceable in accordance with its terms, and (iii) neither Seller nor any other party thereto is in breach of or in default under any Customer Contract nor has any notice or claim with respect to any breach or default thereunder been given or with respect to any termination or threatened termination thereof.

(m) Seller’s Customers. Seller is not aware of any fact that would lead it to believe that the level of business received from any of Seller’s customers will adversely change in the next twelve months or that any customer of Seller intends to terminate its relationship with Seller.

(n) Financial Statements. Seller has previously furnished Buyer with financial statements of Seller for the monthly periods from October 2006 through September, 2007, which have been prepared in accordance with generally accepted accounting principles, and which fairly present the financial condition of the Seller as of the dates thereof; provided, however, that such financial statements are subject to normal-year end adjustments. As of September 30, 2007, and as of Closing, there shall have been no material adverse change to the financial condition of Seller and Seller is unaware of the occurrence of any event, pending or, to the knowledge of Seller, threatened, which might materially adversely affect the financial condition of Seller.

(o) Brokers. Seller has not retained any broker or finder with respect to the transactions contemplated by this Agreement. Seller has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Buyer could become liable or obligated.

(p) Payment of Creditors. Seller has, and will maintain, sufficient assets to pay, and will pay, all amounts owing to its creditors when due.

(q) Employee Matters. Seller is not bound by or subject to (and none of its respective assets or properties is bound by or subject to) any arrangement with any labor union. No employee of Seller is represented by any labor union or covered by any collective bargaining agreement and no campaign to establish such representation is in progress. There is no pending or, to the knowledge of Seller, threatened labor dispute involving the Seller and any group of its employees nor has the Seller experienced any labor interruptions over the past three years and the Seller considers its relationship with its employees to be good. To the knowledge of Seller, Seller is in compliance with all applicable labor laws. Seller has not received any notice of any violation of any labor laws with respect to the Purchased Assets or the operation of the Business.

(r) Employee Benefits. All employee benefit plans, programs and policies (whether formal or informal, and whether maintained for the benefit of a single individual or more than one individual) maintained or contributed to by Seller for the benefit of any current or former employee of Seller or in which such employees are entitled to participate (the “Benefit Plans”) and the operation and administration thereof complies, and has, to the knowledge of Seller, at all times complied, in all material respects with the requirements of all applicable law, including without limitation the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (the “Code”). (a) no Benefit Plan subject to Part 3 of Title I of ERISA has incurred any “accumulated funding deficiency” within the meaning of section 302 of ERISA or section 412 of the Code, (b) no liability has been incurred or is expected to be incurred under Title IV of ERISA to any party with respect to any Benefit Plan, or any other plan presently or heretofore maintained or contributed to by the Seller, any predecessor to the Seller or any entity that is or at any time was a member of a controlled group, as defined in Section 412(n) (6) (B) of the Code, which includes or included the Seller (“Controlled Group Member”), and no fact exists or event has occurred that would reasonably be expected to give rise to any such liability, (c) neither the Seller nor any Controlled Group Member has incurred any liability for any tax imposed under section 4971 through 4980B of the Code or civil liability under section 502(i) or (1) of ERISA, (d) the “amount of unfunded benefit liabilities” within the meaning of section 4001(a)(18) of ERISA does not exceed zero with respect to any Benefit Plan subject to Title IV of ERISA, (e) no Benefit Plan is a multi-employer plan within the meaning of section 3(37) of ERISA, (g) to the knowledge of Seller, no Benefit Plan provides health or death benefit coverage beyond the termination of an employee’s employment, except as required by Part 6 of Title I of ERISA or section 4980B of the Code, (f) no material “reportable event” (within the meaning of section 4043 of ERISA) has occurred with respect to any Benefit Plan or any plan maintained by a Controlled Group Member since the effective date of said section 4043, (g) no suit, actions or other litigation (excluding claims for benefits incurred in the ordinary course of plan activities) have been brought against or with respect to any Benefit Plan, and (h) all contributions to Benefit Plans that were required to be made under such Benefit Plans have been made as of the Closing Date, and all benefits accrued under any unfunded Benefit Plan will have been paid, accrued or otherwise adequately reserved in accordance with GAAP as of such date and the Seller will have performed by the Closing Date all material obligations required to be performed as of such date under Benefit Plans.

(s) Taxes. Seller has (i) filed, when due, and will file, when due, with all appropriate governmental agencies, all tax returns, reports and statements required to be filed by it, all of which currently filed are true and correct and all of which are to be filed shall be true and correct, except where the failure to file a tax return would not have a material adverse effect on the Business and the Purchased Assets; (ii) paid, when due and payable, and will pay, when due and payable, all requisite income taxes, sales, use, property and transfer taxes, levies, duties, licenses and registration fees and charges of any nature whatsoever, workmen’s compensation payments and unemployment compensation contributions, including interest and penalties thereon, except where the failure to pay would not have a material adverse effect on the Business or the Purchased Assets; (iii) withheld and will withhold all tax required to be withheld under applicable tax laws and regulations, and such withholdings have either been paid to the respective governmental agencies or set aside in accounts for such purpose, except where the failure to withhold would not have a material adverse effect on the Business or the Purchased Assets; and (iv) obtained and will obtain all sales tax exempt certificates from all customers claiming exempt status from paying sales taxes, except where the failure to obtain a sales tax exempt certificate would not have a material adverse effect on the Business or the Purchased Assets. There are no examinations in progress or, to the knowledge of Seller, claims against Seller for taxes for any period or periods. No notice of any claim for taxes, whether pending or threatened, has been received by Seller. To the knowledge of Seller, there are no liens on the Purchased Assets relating to or attributable to taxes.

(t) Trade Secrets. Seller agrees not to disclose any of Seller’s trade secrets and confidential information with respect to the Business to other persons other than (i) governmental agencies and then only as required by law; (ii) such persons as may be approved in writing by Buyer and then only to the extent and in the form as approved in writing by Buyer; (iii) such persons to whom Seller is required or ordered to make such disclosures in any judicial or administrative proceeding brought against Seller; or (iv) as otherwise required by law. “Confidential Information” shall mean and include all of Seller’s trade secrets and information of any type, character or nature whatsoever, including, but not limited to, sales, marketing and technical information, financial statements, tax returns, books, records, plans (including, but not limited to, financial, sales and marketing plans), designs, methods of doing business, flow charts, drawings, techniques (including, but not limited to, product, sales and marketing techniques), notes, internal reports, memoranda, agreements, correspondence, contracts, invoices, purchase orders, computer software (including, but not limited to, software programs presently in existence and all software programs under development), computer program designs, advertising, methods and procedures of operation used by Seller, as well as the names and/or addresses of the clients, customers, suppliers, vendors, and contacts of Seller.

(u) Nature of Seller’s Business. Seller’s principal business is not the sale of inventory from stock.

(v) Seller’s Accounts Receivables. The Accounts Receivables being sold to Buyer will be valid collectible receivables (not older than 90 days past due and with respect to services being performed within the 120 days preceding Closing) and, to the knowledge of Seller are not subject to any offsets, writeoffs, discounts, allowances or other concessions and Seller believes that all such receivables will be paid in a timely manner in the ordinary normal course of business.

(w) General Representation and Warranty. Except as disclosed in this Agreement, Seller knows of no other action or claim, pending or threatened, which could have a material adverse effect on the Purchased Assets or the Business. All written information provided to Buyer by Seller is, to the best knowledge of Seller, true and correct in all material respects. Furthermore, none of the representations and warranties of Seller or TeamStaff made in this Agreement contain any untrue statement of material fact or omits to state any material fact necessary in order to make said representation or warranty not misleading.

4.2 Buyer Representations. Buyer represents and warrants to Seller as follows:

(a) Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri.

(b) Corporate Power and Authority; Authorization; Binding Effect. Buyer has all necessary corporate power and authority and has taken all corporate action necessary to authorize the execution and delivery of this Agreement and the instruments to be executed and delivered pursuant hereto and to consummate the transactions contemplated hereby. This Agreement is the legal, valid and binding agreement of Buyer enforceable in accordance with the terms hereof.

(c) Brokers. Buyer has not retained any broker, finder or agent with respect to the transactions contemplated by this Agreement. Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Seller or TeamStaff could become liable or obligated.

4.3. Certain Covenants.

(a) Access to Properties and Records; Inspection. Buyer and its counsel, accountants, agents, employees, independent contractors and other representatives will be given full access during normal business hours to the Purchased Assets, the management of Seller, such other employees of Seller as may have information material to the due diligence being conducted by Buyer as approved by Seller, which approval will not be unreasonably withheld, and all of the financial and operating data, books, tax returns, contracts, commitments and records of Seller pertaining to and/or reflecting the operation and revenues of the Business, including such access as is needed at the discretion of Buyer to conduct physical inspections of the Purchased Assets satisfactory to Buyer, take any inventories determined necessary by Buyer and to perform such other due diligence as Buyer determines necessary. Buyer shall repair at Buyer’s expense all physical damage to the Purchased Assets arising from such inspections. Buyer shall conduct its due diligence to the extent possible in such manner as to minimize the disruption of Seller’s business, provided that each of the parties acknowledge that some disruption is inevitable as the result of Buyer conducting its due diligence.

(b) Condition of Purchased Assets. From the date of this Agreement to and including the Closing Date, Seller shall cause the Purchased Assets to be maintained in good operating order and condition and in as good of condition as such Purchased Assets are on the date this Agreement is executed.

(c) Operation of Business to Closing. From the date of this Agreement to and including the Closing, (i) Seller shall not take or permit any action which would result in any representation or warranty of Seller becoming incorrect or untrue in any respect, (ii) Seller shall maintain all insurance in effect on the Purchased Assets and/or the Business, (iii) Seller shall continue to operate the Business in the ordinary course consistent with past practice, (iv) Seller shall preserve and maintain the goodwill of Seller, including without limitation, preserving all current relationships with suppliers, customers and others having business dealings with Seller, (v) Seller shall maintain the books, accounts and records of Seller in the usual, regular and ordinary manner on a basis consistent with past practice, and (vi) Seller shall not purchase, sell, lease or dispose of any Purchased Asset or subject it to any Encumbrance. Seller’s final invoice to all customers at or around the Closing Date shall include a statement that all payments on or after the Closing Date should be made to Buyer at the address specified in Section 5.1(g) below.

(d) Employees. Buyer may offer employment to certain employees of Seller engaged in the Business and all such persons so employed by Buyer will be considered “new hires” by Buyer as of the Closing Date. Unless otherwise agreed by Buyer in writing, Buyer will not assume or be deemed to have assumed any past or future obligations of Seller to such employees, or any employees of Seller who are not hired by Buyer, including, but not limited to, any accrued compensation, vacation pay, severance pay, sick pay or other benefits. Seller will be responsible for all employee compensation (including any federal, state or local income or employment tax withholding with respect thereto) and employee benefits for Seller employees through 11:59 p.m., CST, January 26, 2008, and Buyer will be responsible for all such employee compensation (including any federal, state or local income or employment tax withholding with respect thereto) and employee benefits for Seller employees commencing 12:00 midnight, CST, January 27, 2008.

(e) Tax Clearance Certificate. Seller shall deliver to Buyer a tax clearance certificate or letter issued by the Tennessee Tax Commissioner which sets forth that Seller is current in the payment of all taxes, fees, interest, penalties, and other monies due the State of Tennessee up to and including the Closing.

(f) Insurance. Seller shall carry and maintain at its sole cost and expense from the date of this Agreement to and including the Closing, fire and extended casualty insurance coverage insuring the Purchased Assets, in an amount which is not less than the replacement value thereof, from loss or damage, and Seller shall notify the insurance company of this Agreement and the rights and interests of Buyer hereunder. The proceeds from any loss or destruction to the Purchased Assets shall be used to restore or repair any damage or destruction to the Purchased Assets unless Buyer elects not to have such damage repaired, in which event Buyer shall be entitled to all insurance proceeds at Closing. Seller shall from time to time provide Buyer with proof or evidence of such insurance coverage and payment of the premiums therefor.

(g) Press Releases. Buyer and Seller agree that any press release or public communication of whatever nature announcing or describing the transaction contemplated by this Agreement shall be approved by Buyer prior to its dissemination.

(h) Transitional Assistance. For no additional compensation, Seller agrees to provide reasonable transitional assistance for a period of ninety (90) days after Closing upon request by Buyer in the areas of human resources, operations or finance.

(i) Noncompete. Seller agrees that for a period of two years after the Closing Date, Seller will not directly or indirectly (1) engage in the per diem nurse staffing or per diem allied medical staffing business within 100 miles of the Location, or (2) solicit or hire or engage any nurse that worked for, or contracted with, Seller (either TeamStaff Rx or TeamStaff) during the 18 months prior to Closing for any purposes whatsoever including, without limitation, travel assignments; provided, however, that with respect to travel assignments only, Seller may not solicit any such nurse for travel assignments but if Seller is approached by any such nurse for a travel assignment, Seller may hire or engage such nurse for a travel assignment as long as Seller provides prompt written notice thereof to Buyer. This subparagraph (i) shall survive the Closing for the foregoing two-year period.

(j) Accounts Receivables. Seller shall cooperate with Buyer in the collection of the Accounts Receivables that are being sold to Buyer under this Agreement. At Closing, Seller shall notify those parties that have an outstanding Account Receivable to Seller that all payments should be made to Buyer as directed by Buyer. Seller agrees that it shall remit to Buyer any monies it receives attributable to Accounts Receivables being sold to Buyer under this Agreement not less frequently than once per week, provided that on any day when the aggregate monies received by Seller on such day and if applicable, the immediately preceding days, are equal to or greater than $25,000, Seller shall promptly transfer such monies to Buyer by wire transfer for receipt not later than the next business day. In addition, Seller agrees to provide Buyer with a daily list of all monies it receives attributable to Accounts Receivables specified by amount and payee.

(k) Escrow. Buyer shall withhold $90,000 of the Asset Purchase Price (the “Withheld Portion”) and place such amount in a separate interest bearing account for six (6) months after Closing. The Withheld Portion shall be placed in escrow with an Escrow Agent agreeable to Buyer and Seller pursuant to an escrow agreement agreeable to Buyer and Seller. Seller shall pay all costs of the

Escrow Agent. The Withheld Portion is for the purpose of (1) protecting Buyer in the event any of Seller’s Accounts Receivables are not collected; and (2) to pay claims that Seller is obligated to indemnify Buyer for under this Agreement. Six (6) months after Closing Buyer shall determine the difference, if any, between the amount of Accounts Receivable collected and the amount of Accounts Receivable purchased (the “Shortfall”). Buyer and Seller shall jointly communicate to Escrow Agent in writing the amount of the Shortfall, if any, due to Buyer, and the balance of the Withheld Portion, if any, due to Seller (the “A/R Notice”). Buyer and Seller shall include in the A/R Notice if there is any pending claim for which Seller may be obligated to indemnify Buyer under this Agreement and if so, details regarding such claim(s). Upon receipt of the A/R Notice, Escrow Agent shall release (i) the Shortfall, if any, from escrow and remit to Buyer, and (ii) the balance of the Withheld Portion, if any, from escrow and remit to Seller; provided that if there is a pending indemnification claim specified in the A/R Notice, Escrow Agent shall retain the amount of the Withheld Portion equal to the indemnification claim (“Indemnity Amount”) and remit the balance of the Withheld Portion, if any, in accordance with the terms of the A/R Notice. If there is a pending indemnification claim specified in the A/R Notice, Escrow Agent shall retain the Indemnity Amount in escrow until the pending indemnification claim is finally resolved to the satisfaction of Buyer and Seller unless otherwise agreed in writing by the parties hereto or as ordered by a court of competent jurisdiction. Seller shall also receive the interest earned, if any, on the Withheld Portion.

Following the Closing Date, in addition to Buyer’s obligations specified in Section 4.3(j) above, Buyer shall provide Seller with a weekly schedule of payment collections by customer with respect to Accounts Receivables. Buyer will use its best efforts to collect all outstanding Accounts Receivables purchased from Seller pursuant to this Agreement provided Buyer shall not be obligated to file a lawsuit or expend any money to collect same. All payments received from a customer shall be applied by Buyer in order of the oldest Accounts Receivable of such customer’s Accounts Receivables. The Asset Purchase Price shall be reduced on a dollar for dollar basis by the amount of aggregate Seller’s Accounts Receivables purchased by Buyer but not collected as of six (6) months after the Closing. Throughout the six (6)-month period after the Closing Date, Seller shall have the right to communicate with each customer regarding Accounts Receivables outstanding as of the Closing Date and the payment thereof to Buyer. Seller shall promptly provide Buyer with copies of all written communications to a customer. Buyer shall promptly provide Seller with copies of all written communications to a customer regarding such Accounts Receivables. Seller agrees that the Withheld Portion may also be used to offset any Damages incurred by Buyer for which Seller is indemnifying Buyer under Section 6.1.

5.	Conditions Precedent to Buyer’s Obligations.

5.1 Conditions to Buyer’s Obligations. Buyer’s obligations under this Agreement are subject to the satisfaction or removal on the Closing Date of each of the following conditions, any or all of which may be removed only in writing by Buyer, except that they shall be deemed to have been removed at the consummation of the Closing.

(a) The representations and warranties of Seller contained in this Agreement shall be true in all material respects on the Closing Date as if made on that date.

(b) All covenants, agreements and obligations on the part of Seller to have been performed or complied with under this Agreement prior to the Closing Date shall have been performed and complied with.

(c) Buyer is satisfied in Buyer’s sole discretion with Buyer’s due diligence review of the Purchased Assets.

(d) Buyer or Buyer’s counsel or accountant will have reviewed the tax returns and financial statements of Seller and shall have determined in Buyer’s sole judgment and discretion that the same are satisfactory and acceptable to Buyer.

(e) Buyer shall have entered into an employment agreement with both Hope Rogers and Bertha Mason on terms satisfactory to Buyer.

(f) Buyer has reviewed the terms of all Customer Contracts and the terms thereof are satisfactory to Buyer in buyer’s sole judgment and discretion.

(g) Each Customer Contract has been properly assigned to Buyer pursuant to an assignment signed by Seller and the applicable customer effective as of Closing and which further provides that all future payments should be made to Buyer at PO Box 504463, St. Louis, Missouri 63150-4463).

(h) Buyer and Seller shall have entered into a sublease of the lease agreement with respect to the Location (“Location Lease”) in the form attached hereto as Exhibit B, subject to obtaining the consent of the landlord to such assignment, whereby Seller will sublease the Location Lease from Buyer on the same terms and conditions set forth in the Location Lease, provided that Buyer at its election may waive the requirement that Seller obtain the consent of the landlord to such sublease as a condition precedent hereunder.

(i) On or before the Closing Date, Buyer shall have obtained from the appropriate governmental authorities and agencies on terms satisfactory to Buyer any and all federal, state, municipal or other governmental licenses, permits and consents, necessary, in Buyer’s discretion, for Buyer to occupy, use and operate the Business as Buyer determines in its discretion.

(j) All of the Purchased Assets are and as of the Closing will be in good working order and repair, normal wear and tear excepted, and there shall have been no material adverse change to the Purchased Assets since the date of this Agreement.

(k) On or prior to the Closing Date, Buyer shall be satisfied in its sole discretion in all respects that no person other than Seller is claiming an interest in the Purchased Assets.

(l) Seller shall have delivered to Buyer a receipt or certificate from the Tennessee Tax Commissioner showing all applicable taxes together with any interest and penalties, if any, owing with respect thereto have been paid through the date of such receipt or certificate in form acceptable to Buyer. Seller shall also have delivered to Buyer evidence satisfactory to Buyer, in its sole discretion, but acting reasonably, that Seller has no liability for contributions, interest or penalties with respect to unemployment contributions.

(m) Seller shall have terminated all employees working for Seller in connection with the Business and those employees of Seller that Buyer desires to hire have been properly terminated by

Seller as of Closing and have agreed to work for Buyer on terms acceptable to Buyer. Seller shall comply with all laws including but not limited to COBRA with respect to any persons terminated for whom Seller offered health insurance.

(n) The transaction contemplated by this Agreement has been approved by the Board of Directors of Buyer.

5.2 Conditions to Seller’s Obligations. Seller’s obligations under this Agreement are subject to the satisfaction or removal on the Closing Date of each of the following conditions, any or all of which may be removed only in writing by Seller, except that they shall be deemed to have been removed at the consummation of the Closing.

(a) The representations and warranties of Buyer contained in this Agreement shall be true in all material respects on the Closing Date as if made on that date.

(b) All covenants, agreements and obligations on the part of Buyer to have been performed or complied with under this Agreement prior to the Closing Date shall have been performed and complied with.

6	Indemnification/Survival.

6.1 Indemnification by TeamStaff Rx and TeamStaff. TeamStaff Rx and TeamStaff jointly and severally shall defend, indemnify and hold harmless Buyer and Buyer’s affiliates, subsidiaries and related companies and their respective officers, directors, shareholders, attorneys, and agents (the “Buyer Indemnified Parties”), from and against any and all claims, actions, suits, demands, assessments, judgments, damages, losses, costs and expenses (including, without limitation, fines, penalties and legal fees) (collectively, “Damages”), whether or not the result of any third-party claim, resulting from or arising out of (a) any breach of, or inaccuracy in, any representation or warranty made by Seller to Buyer that is contained in this Agreement, (b) any breach or failure to perform any covenant or agreement of Seller that is contained in this Agreement or any Exhibit or Schedule hereto, and (c) any debt, liability or obligation of Seller of any nature whatsoever including, without limitation, those arising from the Business and those resulting from any violation of any federal, state or local law, statute, ordinance, rule, regulation, order or decree attributable to acts of Seller before Closing. In no event will Seller’s obligation to indemnify Buyer under Section 6.1 exceed the Asset Purchase Price.

6.2 Indemnification by Buyer. Buyer shall defend, indemnify and hold harmless Seller (the “Seller Indemnified Parties”) from and against any and all Damages, whether or not the result of any third-party claim, resulting from or arising out of (a) any breach of, or inaccuracy in, any representation or warranty made by Buyer to Seller that is contained in this Agreement, and (b) any breach or failure to perform any covenant or agreement of Buyer that is contained in this Agreement or any Exhibit or Schedule hereto.

6.3 Survival of Representations, Warranties and Covenants and Indemnification. All representations, warranties and covenants made herein shall survive the Closing and shall expire on the first anniversary of the Closing Date except that the provision of Sections 4.1(q), 4.1(r), 4.1(s), and 4.3(i) shall expire on the second anniversary of the Closing Date.

7.	Miscellaneous.

7.1 No Waiver. No waiver of any breach of any provision of this Agreement will be deemed a waiver of any breach of any other provision of this Agreement. No extension of time for performance of any act will be deemed an extension of the time for performance of any other act.

7.2 Entire Agreement; Amendment. This Agreement, the Related Agreements and the schedules, exhibits and attachments to such Agreements contain the entire agreement of the Parties with respect to the purchase and sale of the Purchased Assets. There are no terms, conditions, representations, warranties or covenants other than those contained herein and in such Related Agreements and the schedules, exhibits and attachments to such Agreements and other instruments to be delivered hereunder or contemporaneously herewith, and all prior agreements, contracts, promises, representations and statements, if any, among the parties hereto as to the subject matter hereof, are merged into this Agreement. This Agreement may be amended only by an instrument in writing signed by Buyer and Seller.

7.3 Applicable Law. This Agreement will be construed in accordance with and governed by the laws of the State of Tennessee without regards to the laws of conflicts.

7.4 Assignment. The rights and benefits of the parties to this Agreement shall not be assigned without the prior written consent of the other party.

7.5 Notices. All notices and other communications made pursuant to this Agreement shall be in writing and shall be deemed to have been given or delivered upon receipt if given by hand, or three business days after being mailed by registered or certified mail, postage prepaid, return receipt requested, in each case addressed as follows:

To Buyer:	Temps, Inc. 12174 Natural Bridge Road St. Louis, Missouri 63044 Attn: R. Todd Kane
With a copy to:	Robert D. Jacobs, Esq. Riezman Berger, P.C. 7700 Bonhomme, 7th Floor St. Louis, Missouri 63105
To Seller or TeamStaff:	TeamStaff, Inc. 1 Executive Drive, Suite 130 Somerset, New Jersey 08873 Attn: Rick J. Filippelli
With a copy to:	Victor J. DiGioia, Esq. Becker & Poliakoff, LLP 45 Broadway, 11th Floor New York, New York 10006

provided, however, any party may, by notice given in accordance with this Section to the other party, designate another address or person for receipt of notices hereunder. Notice given by an attorney for a party hereto shall be deemed to have been given by such party.

7.6 Severability. The provisions of this Agreement will be deemed severable, and if any provision of this Agreement is held illegal, void or invalid under applicable law, such provision may be changed to the extent reasonably necessary to make the provision legal, valid and binding.

7.7 Partial Invalidity. If any provision of this Agreement is held illegal, void or invalid in its entirety, the remaining provisions of this Agreement will not be affected but will remain binding in accordance with their terms.

7.8 Costs and Expenses. Each party will bear its own costs and expenses incurred in connection with this transaction.

7.9 Attorneys Fees. If either party commences legal proceedings to enforce this Agreement, or as a result of an alleged breach of this Agreement, the prevailing party in such proceedings shall collect in addition to damages or other relief, its attorney fees from the non-prevailing party.

7.10 Further Assurances. Each party will execute and deliver from time to time, including after Closing, such further instruments or documents, and take all further action, reasonably requested by the other party to carry out the transactions contemplated by this Agreement.

7.11 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.12 Captions. Headings and subheadings are for identification and convenience purposes only and neither form a part of this Agreement nor are to be used in interpreting same.

7.13 Time is of the Essence. The parties to this Agreement acknowledge and agree that time is of the essence with respect to the consummation of the transactions contemplated by this Agreement.

THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement effective as of the date first above written.

SELLER:

TeamStaff Rx, Inc.

By	/s/ Cheryl Presuto
Name:	Cheryl Presuto
Title:	Chief Financial Officer

TeamStaff, Inc.

By	/s/ Cheryl Presuto
Name:	Cheryl Presuto
Title:	Chief Financial Officer

BUYER:

Temps, Inc.

By	/s/ Richard M. Riezman
Name:	Richard M. Riezman
Title:	Chairman